EXHIBIT 99.1

Robert F.X. Sillerman, Executive Chairman and Chief Executive Officer of Viggle Inc.,
Proposes Acquisition of 25 Percent of the Company’s Wetpaint Business

March 20, 2015 – NEW YORK  -  Robert F.X. Sillerman, the founder, executive chairman and chief executive officer of Viggle Inc. (NASDAQ:VGGL), has proposed to acquire, either individually or through his affiliates, 25 percent of the company’s Wetpaint business for $10 million in cash.

In addition, as part of his proposal, he would receive an option to acquire the remaining 75 percent of Wetpaint within 24 months for $40 million. The latter amount would be payable by a minimum of $20 million in cash, and the balance by the issuance of a five-year note bearing interest at 6 percent per annum

Viggle Inc. is a mobile and web-based entertainment marketing platform for media companies, brands, and consumers. Wetpaint, a property of Viggle, is an entertainment web destination that targets the 18-34 female demographic.

In a March 19, 2015 message to Viggle’s board of directors, the Wetpaint business is defined as everything related to conducting the business of Wetpaint as it currently operates.

“This proposal should be attractive to the Viggle board of directors and its shareholders,” said Mr. Sillerman. “I have asked Viggle’s board to consider this a serious offer that, although subject to certain customary conditions, is in every party’s best interest.”

The offer would be subject to the receipt of all necessary approvals by the Viggle board of directors and any special committee formed for the purpose of evaluating the proposal, and the execution of a mutually agreeable stock purchase agreement.

Mr. Sillerman has retained the law firm Fried, Frank, Harris, Shriver & Jacobson LLP as counsel in connection with the proposal. Mr. Sillerman also said that he intended to file an amendment to his Schedule 13D disclosing this proposal.

Cautionary statement

Statements in this document represent the intentions, plans, expectations and beliefs of Mr. Sillerman and involve risks and uncertainties that could cause actual events to differ materially from the events described in this release, including risks or uncertainties related to whether the proposed transaction will be completed, as well as changes in general economic conditions, stock market trading conditions, government regulation, and changes in the business or prospects of the Company. These factors, as well as factors described in Mr. Sillerman’s and the Viggle’s SEC filings are among the factors that could cause actual events or results to differ materially from Mr. Sillerman’s current expectations described in this release.

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offering of securities will be made only by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Media:
The Marino Organization
Steve Vitoff, 212-889-0808
steve@themarino.org